

VIA FACSIMILE AND U.S. MAIL

February 6, 2009

Daniel O'Brien
Chief Financial Officer
Flexible Solutions International, Inc.
615 Discovery St.
Victoria, British Columbia, Canada V8T 5G4

> **RE:** **Flexible Solutions International, Inc.**
> **Forms 10-KSB & 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Forms 10-Q & 10-Q/A for the Fiscal Quarters Ended March 31, 2008,**
> **June 30, 2008 and September 30, 2008**
> **File No. 1-31540**

Dear Mr. O'Brien:

We have reviewed your letter dated January 26, 2009 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 10-KSB/A FOR THE YEAR ENDED DECEMBER 31, 2007

General

1. Where a comment below requests additional disclosures or other revisions, please show us in your response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, including your interim filings where appropriate.

2. When you amend your Form 10-KSB/A to address the comment just below this one, please ensure that you include an audit report that has been signed by your auditors. The one in your current Form 10-KSB/A has not been signed.

Financial Statements

Consolidated Statements of Operations, page F-3

3. We have read your response to comment four from our letter dated November 26, 2008. You indicate that due to an administrative error, the financial statements originally filed March 31, 2008 were not the correct financial statements which should have been filed with the 10-KSB report. Please tell us how you concluded both your disclosure controls and procedures and internal controls and procedures as of December 31, 2007 continued to be effective despite this administrative error that took you seven months and a comment letter from us to notice and correct. Please amend your Form 10-KSB/A to disclose the impact of this administrative error on your original conclusions regarding both your disclosure controls and procedures and your internal controls and procedures. If, as we assume, you no longer believe both are effective, so state.

Form 10-Q/A for the Quarterly Period Ended September 30, 2008

General

4. Please address the comments above in your interim Form 10-Q as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or the undersigned at (202) 551-3769, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief